FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: January 2009
Commission File Number 001-33416
OceanFreight Inc.
(Translation of registrant’s name into English)
80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7:
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
          Attached to this Report on Form 6-K as Exhibit 1.3 is the Standby Equity Purchase Agreement dated January 30, 2009 by and between OceanFreight Inc. (the “Company”) and YA Global Master SPV Ltd. relating to the offer and sale of common shares by the Company.
     This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-150579) that was declared effective on June 6, 2008.

Exhibit 1.3
STANDBY EQUITY PURCHASE AGREEMENT
     THIS AGREEMENT dated as of the 30th day of January 2009 (this “Agreement”) between YA GLOBAL MASTER SPV LTD., a Cayman Islands exempt limited company (the “Investor”), and OCEANFREIGHT INC., a corporation organized and existing under the laws of the Marshall Islands (the “Company”).
     WHEREAS, the parties desire that, upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Investor, from time to time as provided herein, and the Investor shall purchase from the Company up to $147,885,850 of the Company’s common stock, par value $0.01 per share (the “Common Stock”); and
     WHEREAS, the offer and sale of the shares of Common Stock issuable hereunder have been registered by the Company on a Registration Statement on Form F-3 (File No. 333-150579) filed with the United States Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”).
     NOW, THEREFORE, the parties hereto agree as follows:
Article I.
Certain Definitions
Section 1.01 “Advance” shall mean the number Shares the Company desires to sell to the Investor as set forth in an Advance Notice.
Section 1.02 “Advance Notice” shall mean a written notice in the form of Exhibit A attached hereto to the Investor executed by an officer of the Company and setting forth the number of Shares that the Company desires to sell to the Investor pursuant to an Advance.
Section 1.03 “Advance Pricing Date” shall mean the Trading Day following the applicable Advance Start Date.
Section 1.04 “Advance Settlement Date” shall mean the 3rd Trading Day after the relevant Advance Pricing Date, or such earlier day as may be available for settlement.
Section 1.05 “Advance Start Date” shall mean each date the Investor receives (in accordance with Section 2.01(b) of this Agreement) an Advance Notice requiring the Investor to purchase Shares from the Company, subject to the terms of this Agreement.
Section 1.06 “Base Prospectus” shall mean the Company’s prospectus accompanying the Registration Statement.
Section 1.07 “Board” shall have the meaning set forth in Section 3.07.
Section 1.08 “Commitment Amount” shall mean $147,885,850.
Section 1.09 “Commitment Period” shall mean the period commencing on the Effective Date,

and expiring upon the termination of this Agreement in accordance with Section 10.02.
Section 1.10 “Common Stock” shall have the meaning set forth in the recitals of this Agreement.
Section 1.11 “Company Periodic Report Date” shall have the meaning set forth in Section 6.13.
Section 1.12 “Condition Satisfaction Date” shall have the meaning set forth in Article VII.
Section 1.13 “Consolidation Event” shall have the meaning set forth in Section 6.06.
Section 1.14 “Daily Maximum Advance Shares” in connection with each Advance Notice, shall be a number of Shares equal to $1,000,000 divided by the VWAP of the Common Stock on the Trading Day immediately prior to the date of the Advance Notice.
Section 1.15 “Damages” shall mean any loss, claim, damage, liability, costs and expenses (including, without limitation, reasonable attorney’s fees and disbursements and costs and expenses of expert witnesses and investigation).
Section 1.16 “Effective Date” shall mean the date hereof.
Section 1.17 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
Section 1.18 “Initial Disclosure” shall have the meaning set forth in Section 6.10.
Section 1.19 “Losses” shall have the meaning set forth in Section 5.04.
Section 1.20 “Market Price” shall mean the VWAP of the Common Stock on the Advance Pricing Date.
Section 1.21 “Material Adverse Effect” shall mean any condition, circumstance, or situation that may result in, or reasonably be expected to result in (i) a material adverse effect on the legality, validity or enforceability of this Agreement or the transactions contemplated herein, (ii) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement.
Section 1.22 “Ownership Limitation” shall have the meaning set forth in Section 2.01(a).
Section 1.23 “Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.
Section 1.24 “Principal Market” shall mean the Nasdaq Global Market.
Section 1.25 “Prospectus” shall mean the Base Prospectus, as supplemented by any Prospectus Supplement.

Section 1.26 “Prospectus Supplement” shall mean any prospectus supplement to the Base Prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act, including, without limitation, the Prospectus Supplement required pursuant to Section 6.04 hereof.
Section 1.27 “Purchase Price” shall mean the price per share obtained by multiplying the Market Price by 98.5%.
Section 1.28 “Registration Statement” shall mean the Company’s automatic shelf-registration statement filed by the Company with the SEC under the Securities Act on Form F-3 (Registration Number 333-150579), with respect to common shares, preferred shares, debt securities, guarantees, warrants, purchase contracts and units to be offered and sold by the Company, as such Registration Statement may be amended and supplemented from time to time and including any information deemed to be a part thereof pursuant to Rule 430B under the Securities Act.
Section 1.29 “Registration Statement Amendment Date” shall have the meaning set forth in Section 6.13.
Section 1.30 “SEC” shall have the meaning set forth in the recitals of this Agreement.
Section 1.31 “SEC Documents” shall have the meaning set forth in Section 4.03.
Section 1.32 “Securities Act” shall have the meaning set forth in the recitals of this Agreement.
Section 1.33 “Shares” shall mean the shares of Common Stock, if any, issued hereunder pursuant to Advances.
Section 1.34 “Trading Day” shall mean any day during which the Principal Market shall be open for business.
Section 1.35 “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, LP through its “Historical Price Table Screen (HP)” with Market: Weighted Ave function selected, or, if no dollar volume-weighted average price is reported for such security, then the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security.
Article II.
Advances
Section 2.01 Advances; Mechanics. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein, the Company, at its sole and exclusive option, may, from time to time, issue and sell to the Investor, and the Investor shall purchase from the Company, shares of Common Stock on the following terms:
(a)	Advance Notice. At any time during the Commitment Period, the Company may require the Investor to purchase Shares by delivering an Advance Notice to the Investor, containing the number of Shares it desires to sell, a form of which is attached hereto on Exhibit A. With respect to each Advance the Company shall issue and sell to the Investor and the Investor shall purchase such number of Shares set forth in the Advance

Notice at a price per share equal to the Purchase Price, provided however, (i) the number of Shares purchased pursuant to such Advance shall not exceed the Daily Maximum Advance Shares for such Advance, (ii) in no event shall the number of Shares cause the aggregate number of shares of Common Stock beneficially owned (as calculated pursuant to Section 13(d) of the Exchange Act) by the Investor and its affiliates to exceed 9.99% of the then outstanding Common Stock (the “Ownership Limitation”), (iii) under no circumstances shall the aggregate offering price or number of Shares, as the case may be, exceed the aggregate offering price or number of shares of Common Stock, as the case may be, available for issuance under the Registration Statement, and (iv) no Advance shall cause the aggregate Market Price of the Shares issued pursuant to this Agreement to exceed the Commitment Amount.

(b)	Date of Delivery of Advance Notice. Advance Notices shall be delivered in accordance with the instructions set forth on the bottom of Exhibit A. An Advance Notice shall be deemed received by the Investor on (i) the Trading Day it is received by facsimile or otherwise by the Investor if such notice is received prior to 5:00 pm Eastern Time, or (ii) the immediately succeeding Trading Day if it is received by facsimile or otherwise after 5:00 pm Eastern Time on a Trading Day or at any time on a day which is not a Trading Day. No Advance Notice may be deemed received on a day that is not a Trading Day. An Advance Pricing Date shall not occur on any date that is not a Trading Day or is a Trading Day on which the Principal Market is scheduled to close prior to its regular weekday closing time.

(c)	Ownership Limitation. In connection with each Advance Notice delivered by the Company, any portion of an Advance that would cause the Investor to exceed the Ownership Limitation shall automatically be deemed to be withdrawn by the Company with no further action required by the Company.

(d)	Registration Limitation. In connection with each Advance Notice, any portion of an Advance that would cause the aggregate offering price or number of Shares, as the case may be, to exceed the aggregate offering price or number of shares of Common Stock available for issuance under the Registration Statement shall automatically be deemed to be withdrawn by the Company with no further action required by the Company. At the Company’s request from time to time, the Investor shall report to the Company the total amount of Shares offered and sold pursuant to this Agreement and the portion of the total Commitment Amount remaining.

(e)	Resale of Shares. During the Advance Pricing Date, the Investor shall use its reasonable efforts, to the extent market conditions allow, to resell the Shares to the public.
Section 2.02 Closings. The closing of each Advance shall take place on the Advance Settlement Date in accordance with the following procedures:
(a)	By 10:00 am on the Trading Day immediately following each Advance Pricing Date, the Investor shall deliver to the Company a written document (each a “Settlement Document”) setting forth (i) the number of Shares to be purchased by the Investor pursuant to the Advance (taking into account any adjustments pursuant to Section 2.0l(c)

or Section 2.01 (d)), (ii) the Market Price for such Advance, (iii) the Purchase Price for such Advance, and (iv) the amount payable to the Company (which shall equal the number of Shares to be purchased pursuant to such Advance (as specified in the relevant Advance Notice and taking into account any adjustments pursuant to Section 2.01(c) or Section 2.01(d)) multiplied by the Purchase Price). The Settlement Document shall be in the form attached hereto as Exhibit B.

(b)	On each Advance Settlement Date the Company will, or will cause its transfer agent to, electronically transfer the Shares being issued and sold pursuant to the Advance by crediting the Investor’s account or its designee’s account at the Depository Trust Company through its Deposit Withdrawal Agent Commission System or by such other means of delivery as may be mutually agreed upon by the parties hereto (which in all cases shall be freely tradeable, registered shares in good deliverable form) against payment of the Purchase Price in same day funds to an account designated by the Company.

(c)	Hardship. If the Company defaults in its obligations to deliver the Shares on the Advance Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 5.01 hereto and in addition to any other remedy to which the Investor is entitled at law or in equity, including, without limitation, specific performance, it will hold the Investor harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and acknowledges that irreparable damage would occur in the event of any such default. It is accordingly agreed that Investor shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to specifically enforce, without the posting of a bond or other security, the terms and provisions of this Agreement.
Article III.
Representations, Warranties, and Covenants of Investor
     Investor hereby represents and warrants to and covenants and agrees with, the Company that the following are true and correct as of the date hereof:
Section 3.01 Organization and Authorization. The Investor is duly organized and validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to purchase and hold the Shares. The decision to invest and the execution and delivery of this Agreement by such Investor, the performance by such Investor of its obligations hereunder and the consummation by such Investor of the transactions contemplated hereby have been duly authorized and requires no other proceedings or actions on the part of the Investor. The undersigned has the right, power and authority to execute and deliver this Agreement and all other instruments on behalf of the Investor. This Agreement has been duly executed and delivered by the Investor and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with its terms.
Section 3.02 Evaluation of Risks. The Investor has such knowledge and experience in financial, tax and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction. It recognizes that its investment in the Company involves a high degree of risk.
Section 3.03 No Legal Advice From the Company. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of the Company’s representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.
Section 3.04 Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company or any “Affiliate” of the Company (as that term is defined in Rule 405 of the Securities Act).
Section 3.05 Short Position. Neither the Investor nor any affiliate of the Investor has an open short position in the Common Stock of the Company.
Section 3.06 Trading Activities. The Investor agrees that it shall not, and that it will cause its affiliates not to, (a) engage in any short sales of or hedging transactions with respect to the Common Stock, or (b) purchase any shares of Common Stock except for Common Stock purchased in connection with this Agreement, provided that the Company acknowledges and agrees that upon receipt of an Advance Notice the Investor has the right to sell the Shares to be purchased by the Investor pursuant to such Advance Notice prior to taking possession of such Shares.
Section 3.07 Standstill Agreement. The Investor agrees that for a period of one year from the date of this Agreement, it will not, unless (x) specifically consented to in advance in writing by the Board of Directors of the Company (the “Board”) or (y) required in order to fulfill its obligations to purchase and sell the Shares as set forth in Article II of this Agreement, directly or indirectly, in any manner:
(a)	make, or in any way participate in, directly or indirectly, alone or in concert with others, any “solicitation” of “proxies” to vote (as such terms are used in the proxy rules promulgated pursuant to Section 14 of the Exchange Act), whether subject to or exempt from the proxy rules, or seek to advise or influence in any manner whatsoever any person or entity with respect to the voting of any equity securities of the Company;

(b)	form, join or in any way intentionally participate in a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting equity securities of the Company, other than a group comprised solely of the Investor and any of its controlling persons;

(c)	acquire, offer to acquire or agree to acquire, alone or in concert with others, by purchase, exchange or otherwise, (i) any of the assets, tangible and intangible, of the Company or any of its subsidiaries or (ii) direct or indirect rights, warrants or options to acquire any assets of the Company or any of its subsidiaries, in each case except for such assets as are then being offered for sale by the Company or any of its subsidiaries or otherwise are not material to the operations of the Company or any of its subsidiaries, either individually or in the aggregate;

(d)	otherwise act, alone or in concert with others, to seek to propose to the Company, any of its subsidiaries or any of their respective shareholders any merger, business combination, restructuring, recapitalization or other transaction involving the Company or any of its subsidiaries or otherwise seek, alone or in concert with others, to control, change or influence the management, the Board or the policies of the Company or any of its subsidiaries or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the shareholders of the Company or any of its subsidiaries; or

(e)	publicly announce an intention to do, or enter into any arrangement or understanding with others to do, any of the actions restricted or prohibited under this Section 3.07.
Section 3.08 Non-Solicitation. For a period of two years from the date hereof, without the prior written consent of the Company, the Investor shall not directly or indirectly, (a) solicit for employment or employ any person who is employed by the Company on the date hereof, or (b) solicit, divert or attempt to solicit or divert from the Company any investors, clients, business sources or financing sources of the Company. Notwithstanding the foregoing, the Investor shall not be prevented from hiring any such employee of the Company who contacts the Investor (a) in response to solicitation directed at the public in general through advertisement or similar means not targeted specifically at such employee or a general solicitation from a recruitment firm not targeted specifically at such employee or the Company or (b) on his or her own initiative and without any direct or indirect solicitation by the Investor.
Article IV.
Representations and Warranties of the Company
     Except as stated below, on the disclosure schedules attached hereto or in the SEC Documents (as defined herein), the Company hereby represents and warrants to, and covenants and agrees with, the Investor that the following are true and correct as of the date hereof:
Section 4.01 Registration Statement and Prospectus.
          (a) The Company meets the requirements for use of Form F-3 under the Securities Act for the offering of the Shares, including but not limited to the transactions requirements for an offering made by the issuer set forth in Instruction I.B. 1 to Form F-3.
          (b) The Registration Statement, including the Base Prospectus contained therein was prepared by the Company in conformity with the requirements of the Securities Act and all applicable U.S. federal securities laws rules and regulations. Any amendment or supplement to the Registration Statement or Prospectus required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use its reasonable best efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or threatened by the SEC. Any reference herein to the Registration Statement, the Prospectus, or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated (or deemed to be incorporated) by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or Prospectus shall be deemed to refer to and include the filing after the execution hereof of any document with the SEC deemed to be incorporated by reference therein.
          (c) The Company has not distributed and, prior to the completion of the distribution of the Shares, shall not distribute any offering material in connection with the offering and sale of the Shares other than the Registration Statement, the Base Prospectus as supplemented by any Prospectus Supplement or such other materials, if any, permitted by the Securities Act.
Section 4.02 No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, and the Prospectus, on the date of filing thereof with the SEC and at each Advance Start Date, at each Advance Pricing Period, and each Advance Settlement Date, conformed or will conform in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus, on the date of filing thereof with the SEC and at each Advance Start Date, at each Advance Pricing Date and each Advance Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by the Investor expressly stating that such information is intended for use in the Registration Statement, the Prospectus, or any amendment or supplement thereto.
Section 4.03 SEC Documents; Financial Statements. The Common Stock is registered pursuant to Section 12(g) of the Exchange Act and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC under the Exchange Act (all of the foregoing filed within the two years preceding the date hereof or amended after the date hereof and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein, being hereinafter referred to as the “SEC Documents”). The Company is current with its filing obligations under the Exchange Act and all SEC Documents have been filed on timely basis or the Company has received a valid extension of such time of filing and has filed any such SEC Document prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Investor which is not included in the SEC Documents contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made and not misleading.
Section 4.04 Organization and Qualification. The Company is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands and has all requisite corporate power to own its properties and to carry on its business as now being conducted. Each of the Company and its subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.
Section 4.05 Authorization, Enforcement, Compliance with Other Instruments, (a) The Company has the requisite corporate power and authority to enter into and perform this Agreement and any related agreements, in accordance with the terms hereof and thereof, (b) the execution and delivery of this Agreement and any related agreements by the Company and the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by the Board and no further consent or authorization is required by the Company, its Board or its stockholders, (c) this Agreement and any related agreements have been duly executed and delivered by the Company, (d) this Agreement and assuming the execution and delivery thereof and acceptance by the Investor and any related agreements constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors’ rights and remedies.
Section 4.06 Capitalization. The authorized capital stock of the Company consists of 95,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, $0.01 par value per share (“Preferred Stock”), of which 18,544,493 shares of Common Stock and 0 shares of Preferred Stock are issued and outstanding. All of such outstanding shares have been validly issued and are fully paid and nonassessable. The Common Stock is currently quoted on the Nasdaq Global Market under the trading symbol “OCNF.” Except as disclosed in the SEC Documents, no shares of Common Stock are subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company. Except as disclosed in the SEC Documents, as of the date hereof, there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock of the Company or any of its subsidiaries. There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by this Agreement or any related agreement or the consummation of the transactions described herein or therein. The Company has furnished to the Investor true and correct copies of the Company’s Articles of Incorporation, as amended and as in effect on the date hereof (the “Articles of Incorporation”), and the Company’s By-laws, as in effect on the date hereof (the “By-laws”), and the terms of all securities convertible into or exercisable for Common Stock and the material rights of the holders thereof in respect thereto.
Section 4.07 No Conflict. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) result in a violation of the Articles of Incorporation, any certificate of designations of any outstanding series of preferred stock of the Company or By-laws or (ii) conflict with or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its subsidiaries is a party, or result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market on which the Common Stock is quoted) applicable to the Company or any of its subsidiaries or by which any material property or asset of the Company or any of its subsidiaries is bound or affected and which would cause a Material Adverse Effect. Except as disclosed in the SEC Documents, neither the Company nor its subsidiaries is in violation of any term of or in default under its Articles of Incorporation or By-laws or their organizational charter or by-laws, respectively, or any material contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its subsidiaries. The business of the Company and its subsidiaries is not being conducted in violation of any material law, ordinance, regulation of any governmental entity. Except as specifically contemplated by this Agreement and as required under the Securities Act and any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under or contemplated by this Agreement in accordance with the terms hereof or thereof, except as such consent, authorization or order has been obtained prior to the date hereof.
Section 4.08 No Default. Except as disclosed in the SEC Documents, the Company is not in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust or other material instrument or agreement to which it is a party or by which it is or its property is bound and neither the execution, nor the delivery by the Company, nor the performance by the Company of its obligations under this Agreement or any of the exhibits or attachments hereto will conflict with or result in the breach or violation of any of the terms or provisions of, or constitute a default or result in the creation or imposition of any lien or charge on any assets or properties of the Company under its Articles of Incorporation, By-Laws, any material indenture, mortgage, deed of trust or other material agreement applicable to the Company or instrument to which the Company is a party or by which it is bound, or any statute, or any decree, judgment, order, rules or regulation of any court or governmental agency or body having jurisdiction over the Company or its properties, in each case which default, lien or charge is likely to cause a Material Adverse Effect.
Section 4.09 Intellectual Property Rights. The Company and its subsidiaries own or possess adequate rights or licenses to use all material trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and rights necessary to conduct their respective businesses as now conducted. The Company and its subsidiaries do not have any knowledge of any infringement by the Company or its subsidiaries of trademark, trade name rights, patents, patent rights, copyrights, inventions, licenses, service names, service marks, service mark registrations, trade secret or other similar rights of others, and, to the knowledge of the Company, there is no claim, action or proceeding being made or brought against, or to the Company’s knowledge, being threatened against, the Company or its subsidiaries regarding trademark, trade name, patents, patent rights, invention, copyright, license, service names, service marks, service mark registrations, trade secret or other infringement; and the Company and its subsidiaries are unaware of any facts or circumstances which might give rise to any of the foregoing.
Section 4.10 Employee Relations. Neither the Company nor any of its subsidiaries is involved in any labor dispute nor, to the knowledge of the Company or any of its subsidiaries, is any such dispute threatened.
Section 4.11 Environmental Laws. The Company and its subsidiaries are (i) in compliance with any and all applicable material foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, in each case except where such noncompliance or nonreceipt would not, individually or in the aggregate, have a Material Adverse Effect.
Section 4.12 Title. Except as set forth in the SEC Documents, the Company has good and marketable title to its properties and material assets owned by it, free and clear of any pledge, lien, security interest, encumbrance, claim or equitable interest other than such as are not material to the business of the Company. Any real property and facilities held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its subsidiaries.
Section 4.13 Insurance. The Company and each of its subsidiaries are insured against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged. Neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.
Section 4.14 Regulatory Permits. The Company and its subsidiaries possess all material certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.
Section 4.15 Internal Accounting Controls. The Company and each of its subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
Section 4.16 No Material Adverse Breaches, etc. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is subject to any charter, corporate or other legal restriction, or any judgment, decree, order, rule or regulation which in the judgment of the Company’s officers has or is expected in the future to have a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries. Except as set forth in the SEC Documents, neither the Company nor any of its subsidiaries is in breach of any contract or agreement which breach, in the judgment of the Company’s officers, has or is expected to have, individually or in the aggregate, a Material Adverse Effect on the business, properties, operations, financial condition, results of operations or prospects of the Company or its subsidiaries, taken as a whole.
Section 4.17 Absence of Litigation. Except as set forth in the SEC Documents, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending against or affecting the Company, the Common Stock or any of the Company’s subsidiaries, wherein an unfavorable decision, ruling or finding would have a Material Adverse Effect.
Section 4.18 Subsidiaries. Except as disclosed in the SEC Documents, the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, association or other business entity.
Section 4.19 Tax Status. Except as disclosed in the SEC Documents, the Company and each of its subsidiaries has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject and (unless and only to the extent that the Company and each of its subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.
Section 4.20 Certain Transactions. Except as set forth in the SEC Documents none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company which individually or in the aggregate would be material, (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.
Section 4.21 The Shares. The Shares have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued and fully paid and non-assessable, free and clear of all encumbrances and will be issued in compliance with all applicable United States federal and state securities laws; the capital stock of the Company, including the Common Stock, conforms in all material respects to the description thereof contained in the Registration Statement and the Common Stock, including the Shares, will conform to the description thereof contained in the Prospectus as amended or supplemented. Neither the stockholders of the Company, nor any other person or entity have any preemptive rights or rights of first refusal with respect to the Shares or other rights to purchase or receive any of the Shares or any other securities or assets of the Company, and no person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Securities Act, any shares of capital stock or other securities or assets of the Company upon the issuance or sale of the Shares The Company is not obligated to offer the Shares on a right of first refusal basis or otherwise to any third parties including, but not limited to, current or former shareholders of the Company, underwriters, brokers, or agents.
Section 4.22 Opinion of Counsel at Closing. Investor shall receive an opinion letter from counsel to the Company on the date hereof.
Section 4.23 Acknowledgment Regarding Investor’s Purchase of Shares. The Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length investor with respect to this Agreement and the transactions contemplated hereunder. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to the Investor’s purchase of the Shares hereunder. The Company is aware and acknowledges that it may not be able to request Advances under this Agreement if the Registration Statement ceases to be effective or if any issuances of Common Stock pursuant to any Advances would violate any rules of the Principal Market. The Company further is aware and acknowledges that the fees paid pursuant to Section 12.04 are not refundable or returnable under any circumstances.

Article V.
Indemnification
     The Investor and the Company represent to the other the following with respect to itself:
Section 5.01 Indemnification. The Company agrees to indemnify and hold harmless the Investor and the Investor’s affiliates, directors, officers, employees and agents and each person who controls the Investor within the meaning of Section 15 of the Act or Section 20 of the Exchange Act against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject or threatened under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages, expenses or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement for the registration of the Shares as originally filed or in any amendment thereof, or in the Prospectus, or in any Prospectus Supplement, or in any amendment thereof or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and agrees to reimburse each such indemnified party, as incurred, for any legal or other expenses reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, damage, liability, expense or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of the Investor specifically for inclusion therein.
Section 5.02 The Investor agrees to indemnify and hold harmless the Company, each of its directors, each of its officers who signs the Registration Statement, and each person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity to the Investor, but only with reference to written information relating to such Investor furnished to the Company by or on behalf of the Investor specifically for inclusion in the documents referred to in the foregoing indemnity.
Section 5.03 Promptly after receipt by an indemnified party under this Article V of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Article V, notify the indemnifying party in writing of the commencement thereof; but the failure so to notify the indemnifying party (i) will not relieve it from liability under Section 5.01 or Section 5.02 above unless and to the extent the indemnifying party did not otherwise learn of such action and such failure results in the forfeiture by the indemnifying party of substantial rights and defenses and (ii) will not, in any event, relieve the indemnifying party from any obligations to any indemnified party other than the indemnification obligation provided in Section 5.01 or Section 5.02 above. In the case of parties indemnified pursuant to Section 5.01 above, counsel of the indemnified parties shall be selected by the Investor, and, in the case of parties indemnified pursuant to Section 5.02 above, counsel to the indemnified parities shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought under this Agreement (whether or not the indemnified parties are actual or potential parties to such claim or action) unless (i) such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding and (ii) such settlement, compromise or consent does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.
Section 5.04 In the event that the indemnity provided in Section 5.01, Section 5.02 or Section 5.03 is unavailable to or insufficient to hold harmless an indemnified party for any reason, the Company and the Investor severally agree to contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating or defending the same) (collectively “Losses”) to which the Company and the Investor may be subject in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and by the Investor on the other from transactions contemplated by this Agreement. If the allocation provided by the immediately preceding sentence is unavailable for any reason, the Company and the Investor severally shall contribute in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and of the Investor on the other in connection with the statements or omissions which resulted in such Losses as well as any other relevant equitable considerations. Benefits received by the Company shall be deemed to be equal to the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) received by it, and benefits received by the Investor shall be deemed to be equal to the total discounts received by the Investor. Relative fault shall be determined by reference to, among other things, whether any untrue or any alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information provided by the Company on the one hand or the Investor on the other, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The Company and the Investor agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Article V shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission. Notwithstanding the provisions of this Section 5.04, the Investor shall not be required to contribute any amount in excess of the amount by which the total price at which the Purchase Price actually purchased pursuant to this agreement exceeds the amount of any damages which the Investor has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section ll(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Article V, each person who controls the Investor within the meaning of Section 15 of the Act or Section 20 of the Exchange Act and each director, officer, employee and agent of the Investor shall have the same rights to contribution as the Investor, and each person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each officer of the Company who shall have signed the Registration Statement and each director of the Company shall have the same rights to contribution as the Company, subject in each case to the applicable terms and conditions of this Section 5.04.
Section 5.05 The remedies provided for in this Article V are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified person at law or in equity. The obligations of the parties to indemnify or make contribution under this Article V shall survive termination.
Article VI.
Covenants of the Company
Section 6.01 Effective Registration Statement. During the Commitment Period, the Company shall notify the Investor promptly if (i) the Registration Statement shall cease to be effective under the Securities Act, (ii) the Common Stock shall cease to be authorized for listing on the Principal Marker, (iii) the Common Stock ceases to be registered under Section 12(g) of the Exchange Act, or (iv) fails to file in a timely manner reports and other documents required of it as a reporting company under the Exchange Act.
Section 6.02 Corporate Existence. The Company will take all steps necessary to preserve and continue the corporate existence of the Company.
Section 6.03 Notice of Certain Events Affecting Registration; Suspension of Right to Make an Advance. The Company will immediately notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events: (i) receipt of any request for additional information by the SEC or any other Federal or state governmental authority for amendments or supplements to the Registration Statement, the Prospectus, or for any additional information; (ii) the issuance by the SEC or any other Federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Common Stock for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectus, or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the Registration Statement or supplement the Prospectus to comply with the Securities Act or any other law; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate; and the Company will promptly make available to the Investor any such supplement or amendment to the related prospectus. The Company shall not deliver to the Investor any Advance Notice during the continuation of any of the foregoing events.
Section 6.04 Prospectus Delivery. The Company agrees that on such dates as the Securities Act shall require, the Company will file a prospectus supplement or other appropriate form as determined by counsel with the SEC under the applicable paragraph of Rule 424(b) under the Securities Act, which prospectus supplement will set forth, within the relevant period, the amount of Shares sold to the Investor, the net proceeds to the Company and the discount paid by the Investor with respect to such Shares. The Company shall provide the Investor a reasonable opportunity to comment on a draft of each such Prospectus Supplement (and shall give due consideration to all such comments) and shall deliver or make available to the Investor, without charge, an electronic copy of each form of Prospectus Supplement, together with the Base Prospectus. The Company consents to the use of the Prospectus (and of any Prospectus Supplement thereto) in accordance with the provisions of the Securities Act and with the securities or “blue sky” laws of the jurisdictions in which the Shares may be sold by the Investor, in connection with the offering and sale of the Shares and for such period of time thereafter as the Prospectus is required by the Securities Act to be delivered in connection with sales of the Shares. If during such period of time any event shall occur that in the judgment of the Company and its counsel is required to be set forth in the Prospectus or should be set forth therein in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary to supplement or amend the Prospectus to comply with the Securities Act or any other applicable law or regulation, the Company shall forthwith prepare and file with the SEC an appropriate Prospectus Supplement to the Prospectus and shall expeditiously furnish or make available to the Investor an electronic copy thereof.
Section 6.05 Listing of Shares. The Company will use commercially reasonable efforts to cause the Shares to be listed on the Principal Market and to qualify the Shares for sale under the securities laws of such jurisdictions as the Investor designates; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.
Section 6.06 Consolidation; Merger. The Company shall notify the Investor prior to the Company effecting any merger or consolidation of the Company with or into, or a transfer of all or substantially all the assets of the Company to another entity (a “Consolidation Event”).
Section 6.07 Issuance of the Company’s Common Stock. The sale of the Common Stock hereunder shall be made in accordance with the provisions and requirements of the Securities Act and any applicable state securities law.
Section 6.08 Use of Proceeds. The Company shall use the net proceeds from this offering as disclosed in the Prospectus.
Section 6.09 Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto; (ii) the preparation, issuance and delivery of any Shares issued pursuant to this Agreement, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Shares under securities laws in accordance with the provisions of this Agreement, including filing fees in connection therewith, (v) the printing and delivery of copies of the Prospectus and any amendments or supplements thereto, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Principal Market, or (vii) filing fees of the SEC and the Financial Industry Regulatory Authority, Inc. Corporate Finance Department.
Section 6.10 Sales. Without the written consent of the Investor, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Stock, warrants or any rights to purchase or acquire, Common Stock during the period beginning on the 5th Trading Day immediately prior to the date on which any Advance Notice is delivered by the Company hereunder and ending on the 5th Trading Day immediately following the Advance Settlement Date with respect to Shares sold pursuant to such Advance Notice.
Section 6.11 Current Report. Promptly after the date hereof (and prior to the Company delivering an Advance Notice to the Investor hereunder), the Company shall file with the SEC a report on Form 6-K or such other appropriate form as determined by counsel to the Company, relating to the transactions contemplated by this Agreement and a preliminary Prospectus Supplement pursuant to Rule 424(b) of the Securities Act disclosing all information relating to the transaction contemplated hereby required to be disclosed therein (collectively, the “Initial Disclosure”).
Section 6.12 Compliance With Laws. The Company will not, directly or indirectly, take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company or which caused or resulted in, or which would in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.
Section 6.13 Comfort Letters. On the date hereof, and promptly after (i) the date the Registration Statement or the Prospectus shall be amended or supplemented (other than (1) in connection with the filing of a prospectus supplement that contains solely the information required pursuant to Section 6.04 hereof (2) in connection with the filing of any report or other document under Section 13, 14 or 15(d) of the Exchange Act (other than the filing of a Form 6-K which contains financial statements), or (3) by a prospectus supplement relating to the offering of other securities (including, without limitation, other shares of Common Stock)) (each such date, a “Registration Statement Amendment Date”) and (ii) the date of filing or amending each Annual Report on Form 20-F or report on Form 6-K including quarterly financial statements for a period in which an Advance was delivered pursuant to this Agreement and which are incorporated by reference in the Registration Statement (each such date, a “Company Periodic Report Date”), the Company will cause its independent accountants to furnish to the Investor, at the Investor’s request, a letter, dated the date hereof, the Registration Statement Amendment

Date or the Company Periodic Report Date, as the case may be, in form and substance reasonably satisfactory to the Investor, containing statement and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements of the Company.
Article VII.
Conditions for Advance and Conditions to Closing
Conditions Precedent to each Advance. The right of the Company to deliver an Advance Notice and the obligations of the Investor hereunder with respect to an Advance is subject to the satisfaction, on each such Advance Start Date, and Advance Settlement Date (each a “Condition Satisfaction Date”), of each of the following conditions:
Section 7.01 Accuracy of the Company’s Representations and Warranties. The representations and warranties of the Company shall be true and correct in all material respects.
Section 7.02 Registration of the Common Stock with the SEC. The Registration Statement is effective and the Company is not aware of any of the events set forth in Section 6.03 hereof. The Initial Disclosure shall have been filed with the SEC, all Prospectus Supplements shall have been filed with the SEC, as required pursuant to Section 6.04 in connection with all prior Advances, and an electronic copy of such Prospectus Supplement together with the Base Prospectus shall have been delivered or made available to the Investor. The Company shall have filed with the SEC in a timely manner all reports, notices and other documents required of a “reporting company” under the Exchange Act and applicable SEC regulations.
Section 7.03 Authority. The Company shall have obtained all permits and qualifications required by any applicable state for the offer and sale of the shares of Common Stock, or shall have the availability of exemptions therefrom. The sale and issuance of the shares of Common Stock shall be legally permitted by all laws and regulations to which the Company is subject.
Section 7.04 No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the SEC or any other federal or state governmental, administrative or self regulatory authority during the period of effectiveness of the Registration Statement, the response to which would require any amendments or supplements to the Registration Statement or the Prospectus; (ii) the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be required.
Section 7.05 Performance by the Company. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to each Condition Satisfaction Date.
Section 7.06 No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly and adversely affects any of the transactions contemplated by this Agreement, and no proceeding shall have been commenced that may have the effect of prohibiting or adversely affecting any of the transactions contemplated by this Agreement.
Section 7.07 No Suspension of Trading in or Delisting of Common Stock. The Common Stock is trading on the Principal Market and all of the Shares issuable pursuant to an Advance Notice shall have been approved for listing on the Principal Market (and the Company believes, in good faith, that trading of the Common Stock on the Principal Market will continue uninterrupted for the foreseeable future). The issuance of shares of Common Stock with respect to the applicable Advance Notice will not violate the shareholder approval requirements of the Principal Market. The Company shall not have received any notice threatening the continued listing of the Common Stock on the Principal Market.
Section 7.08 Comfort Letters. The Company’s independent accountants shall have furnished to the Investor a letter dated as of the date hereof, and upon the Investor’s request a letter dated as of each Registration Statement Amendment Date and Company Periodic Report Date, and addressed to the Investor containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements of the Company.
Section 7.09 Authorized. There shall be a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares issuable pursuant to such Advance Notice.
Section 7.10 Consolidation Event. The Company shall not have effected any merger or consolidation with or into, or a transfer of all or substantially all the assets of the Company to another entity.
Section 7.11 Executed Advance Notice. The Investor shall have received the Advance Notice in compliance with the Advance parameters set forth in Section 2.01(a) executed by an officer of the Company and the representations contained in such Advance Notice shall be true and correct as of each Condition Satisfaction Date.

Article VIII.
Non-Disclosure of Non-Public Information
Nothing herein shall require the Company to disclose non-public information to the Investor or its advisors or representatives, and the Company represents that it does not disseminate non-public information to any investors who purchase stock in the Company in a public offering, to money managers or to securities analysts, provided, however, that notwithstanding anything herein to the contrary, the Company will immediately notify the advisors and representatives of the Investor and, if any, underwriters, of any event or the existence of any circumstance (without any obligation to disclose the specific event or circumstance) of which it becomes aware, constituting non-public information (whether or not requested of the Company specifically or generally during the course of due diligence by such persons or entities), which, if not disclosed in the prospectus included in the Registration Statement would cause such prospectus to include a material misstatement or to omit a material fact required to be stated therein in order to make the statements, therein, in light of the circumstances in which they were made, not misleading. Nothing contained in this Article VIII shall be construed to mean that such persons or entities other than the Investor (without the written consent of the Investor prior to disclosure of such information) may not obtain non-public information in the course of conducting due diligence in accordance with the terms of this Agreement and nothing herein shall prevent any such persons or entities from notifying the Company of their opinion that based on such due diligence by such persons or entities, that the Registration Statement contains an untrue statement of material fact or omits a material fact required to be stated in the Registration Statement or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.
Article IX.
Choice of Law/Jurisdiction
     This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to the principles of conflict of laws.
Article X.
Assignment; Termination
Section 10.01 Assignment. Neither this Agreement nor any rights or obligations of either party hereunder may be assigned to any other Person.
Section 10.02 Termination.
(a)	Unless earlier terminated as provided hereunder, this Agreement shall terminate automatically on the earliest of (i) February 1, 2011, or (ii) the date on which the aggregate Market Price for the Shares issued pursuant to this Agreement is equal to the Commitment Amount.

(b)	The Company may terminate this Agreement at any time upon prior written notice to the Investor; provided that upon such termination (i) there are no Advances outstanding, and (ii) the Company has paid all amounts owed to the Investor pursuant to this Agreement. This Agreement may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. In the event of any termination of this Agreement by the Company hereunder, so long as the Investor owns any shares of Common Stock issued hereunder, unless all of such shares of Common Stock may be resold by the Investor without registration and without any time, volume or manner limitations pursuant to Rule 144, the Company shall not suspend or withdraw the Registration Statement or otherwise cause the Registration Statement to become ineffective (provided that the Company continues to meet the requirements for the use of Form F-3 under the Securities Act, or any successor form, for the offering of the Shares), or voluntarily delist the Common Stock from the Principal Market without listing the Common Stock on another trading market.

(c)	The obligation of the Investor to make an Advance to the Company pursuant to this Agreement shall terminate permanently (including with respect to an Advance Settlement Date that has not yet occurred) in the event that there shall occur any stop order or suspension of the effectiveness of the Registration Statement for an aggregate of 50 Trading Days, other than due to the acts of the Investor, during the Commitment Period, provided, however, that this termination provision shall not apply to any period commencing upon the filing of a post-effective amendment to such Registration Statement and ending upon the date on which such post effective amendment is declared effective by the SEC.

(d)	Nothing in this Section 10.02 shall be deemed to release the Company or the Investor from any liability for any breach under this Agreement or to impair the rights of the Company and the Investor to compel specific performance by the other party of its obligations under this Agreement. The indemnification provisions contained in Sections 5.01 and 5.02 shall survive termination hereunder.
Article XI.
Notices
     Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile, provided a copy is mailed by U.S. certified mail, return receipt requested; (iii) 3 days after being sent by U.S. certified mail, return receipt requested, or (iv) 1 day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications, except for Advance Notices which shall be delivered in accordance with Section 2.02 hereof, shall be:

If to the Company, to:	OceanFreight Inc.
Attn: Anthony Kandylidis, CEO
80 Kifissias Avenue Amaroussion
Athens, 15125
Greece
+ 30-2108090506

With a copy to:	Seward & Kissel LLP

Attention: Gary J. Wolfe, Esq.
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

If to the Investor(s):	YA Global Master SPV Ltd.
101 Hudson Street -Suite 3700
Jersey City, NJ 07302
Attention: Mark Angelo
Portfolio Manager
Telephone: (201) 985-8300
Facsimile: (201) 985-8266

With a Copy to:	David Gonzalez, Esq.
101 Hudson Street — Suite 3700
Jersey City, NJ 07302
Telephone: (201) 985-8300
Facsimile: (201) 985-8266
Each party shall provide 5 days’ prior written notice to the other party of any change in address or facsimile number.
Article XII.
Miscellaneous
Section 12.01 Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event any signature page is delivered by facsimile transmission, the party using such means of delivery shall cause two additional original executed signature pages to be physically delivered to the other party within five days of the execution and delivery hereof, though failure to deliver such copies shall not affect the validity of this Agreement.
Section 12.02 Reporting Entity for the Common Stock. The reporting entity relied upon for the determination of the trading price or trading volume of the Common Stock on any given Trading Day for the purposes of this Agreement shall be Bloomberg, L.P. or any successor thereto. The written mutual consent of the Investor and the Company shall be required to employ any other reporting entity.
Section 12.03 Fees and Expenses. The Company shall pay a structuring fee of $25,000 to Yorkville Advisors, LLC on or before the date of this Agreement.
Section 12.04 Brokerage. Each of the parties hereto represents that it has had no dealings in connection with this transaction with any finder or broker who will demand payment of any fee or commission from the other party. The Company on the one hand, and the Investor, on the other hand, agree to indemnify the other against and hold the other harmless from any and all liabilities to any person claiming brokerage commissions or finder’s fees on account of services purported to have been rendered on behalf of the indemnifying party in connection with this Agreement or the transactions contemplated hereby.
Section 12.05 Confidentiality. If for any reason the transactions contemplated by this Agreement are not consummated, each of the parties hereto shall keep confidential any information obtained from any other party (except information publicly available or in such party’s domain prior to the date hereof, and except as required by court order) and shall promptly return to the other parties all schedules, documents, instruments, work papers or other written information without retaining copies thereof, previously furnished by it as a result of this Agreement or in connection herein.
Section 12.06 Integration. This Agreement, along with any exhibits or amendments hereto, encompasses the entire agreement of the parties and supersedes all previous understandings and agreements between the parties, whether oral or written, including without limitation, the nondisclosure agreement between the parties dated December 10, 2008 which shall be deemed to terminate as of the date hereof.
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     IN WITNESS WHEREOF, the parties hereto have caused this Standby Equity Purchase Agreement to be executed by the undersigned, thereunto duly authorized, as of the date first set forth above.

COMPANY: OceanFreight Inc.
By:
Name:
Title:

INVESTOR: YA Global Master SPV Ltd. By: Yorkville Advisors, LLC Its: Investment Manager
By:
	Name:	Mark Angelo
	Title:	Portfolio Manager

YA Global Investments, L.P. and YA Global Investments II, L.P. hereby in this Agreement for the purpose of absolutely and unconditionally guaranteeing the obligations of the Investor hereunder.

YA Global Investments, L.P. By: Yorkville Advisors, LLC Its: Investment Manager
By:
	Name:	Mark Angelo
	Title:	Portfolio Manager

YA Global Investments II, L.P. By: Yorkville Advisors, LLC Its: Investment Manager
By:
	Name:	Mark Angelo
	Title:	Portfolio Manager

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2009	OCEANFREIGHT INC. (Registrant)
	By:	/s/ Antonis Kandylidis
Antonis Kandylidis
Chief Executive Officer and Interim Chief Financial Officer